UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of an Independent Director

Mr. Ligang Lu, an independent director of Sunrise New Energy Co., Ltd. (the “Company”), notified the Company of his resignation from the board of directors of the Company (“Board”) on December 19, 2023, effective immediately.

On December 22, 2023, the Corporate Governance and Nominating Committee of the Company recommended the appointment of Mr. Xin Zhang to fill the vacancy created by the departure of Mr. Ligang Lu, and to nominate Mr. Xin Zhang to be elected as a director at the Company’s upcoming annual shareholders’ meeting.

Mr. Xin Zhang has served as the Director of Risk Control at Albamen Capital Partners since June 2020. Mr. Xin Zhang served as the Risk Control Manager at CPE Capital Partners (London/ Paris) from March 2017 to May 2020, and served as the Head of Investment Team (UK) at CGN Europe Energy (London/Paris) from January 2013 to January 2017. Mr. Xin Zhang holds a Bachelor of Science from Zhejiang University in PRC, an MBA from the Freeman School of Business, Tulane University in USA, and a Master in Finance from the London Business School in London, UK.

Mr. Xin Zhang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transactions with the Company during the past two years that requires disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: December 22, 2023	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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